Exhibit 99.10

RULES

OF

THE EURONEXT N.V.

ALL EMPLOYEE SHARE PURCHASE AND MATCH PLAN 2006

Approved by a resolution of the Management Board on [                     ]

PricewaterhouseCoopers LLP

Plumtree Court

London

EC4A 4HT

10	Conditions for the Making of Free Share Awards	17
10.1	Persons to whom Free Share Awards may be made	17
10.2	Free Share Awards non-transferable	17

11	Performance Target and other conditions	18
11.1	Imposition of Performance Target	18
11.2	Nature of Performance Target	18
11.3	Substitution, variation or waiver of Performance Target	18
11.4	Notification of Participants	18

12	Vesting of Free Share Awards	18
12.1	Earliest date for Vesting of Free Share Awards	18
12.2	Effect of Vesting of Free Share Award	19
12.3	Persons in whom Free Share Awards may Vest	19
12.4	Notification of Vesting to Plan Administrator	19
12.5	Transfer of Plan Shares on Vesting of Free Share Award.	19
12.6	Effect of Free Share Award being made	19
12.7	Dividend Equivalents	19
12.8	Effect of Closed Period on vesting	20

13	Vesting of Free Share Awards in special circumstances	20
13.1	Death	20
13.2	Injury, disability, redundancy, retirement etc	20
13.3	Other special circumstances	21

14	Funding	21
14.1	Funds to be provided by Subsidiaries	21
14.2	Timing of contributions to Plan Administrator	22

15	Corporate Transactions	22
15.1	Supervisory Board discretion in the event of a Transaction	22
15.2	Supervisory Board to determine what constitutes a Transaction	22
15.3	Notification of Participants	23

16	Lapse of Awards	23

17.	Adjustment of Free Share Awards on Reorganisation	23
17.1	Power to adjust Free Share Awards	23
17.2	Notification of Participants	24

18.	Purchase of Plan Shares by Plan Administrator	24

19.	Closed Periods
19.1	General	24
19.2	Proscribed Operations	24
19.3	Compliance by Participants	24

20	Exercise of Voting Rights attaching to Plan Shares	24
20.1	Plan Administrator to act in accordance with directions given by Participants	24

20.2	Notification of Participants’ directions to Plan Administration to be in writing.	25

21.	Dividends on Plan Shares	25
21.1	Payment to Participants of dividends on Plan Shares	25
21.2	Foreign Dividends	25

22.	Cost and Expenses	25

23.	Receipts by Plan Administrator	25

24.	Rights Issue	25
24.1	Plan Administrator to provide information to Participant	25
24.2	Participant to give written directions to Plan Administrator	25
24.3	Cash amounts to be dealt with by Plan Administrator	26
24.4	Failure by Participant to give any direction	26

25.	Tax and Social Security Contributions	26

26	Country Specific — United Kingdom	27

27.	Execution of Award Certificate by Participant	27

28.	Relationship of Plan to contract of employment	27

29.	Administration of Plan	28
29.1	Responsibility for administration	28
29.2	Plan Administrator’s decision final and binding	28
29.3	Plan Administrator to consult with Committee	28
29.4	Provision of Information	28
29.5	Shareholder Communications	28
29.6	Variation of Plan for foreign territories	28

30	Interpretation of the Plan	29

31	Amendment of Plan	29
31.1	Power to amend Plan	29
31.2	Rights of existing Participants	29
31.3	Notification of Participants	29

32	Termination of Plan	29
32.1	Company may terminate Plan	29
32.2	Consequences of termination of Plan	29

33	Notices	30
33.1	Notice by Committee	30
33.2	Deceased Participants	30
33.3	Notice to Company or Committee	30
33.4	Plan Administrator to distribute Company Documentation	30
33.5	Exclusion of electronic communications in certain circumstances	30

34.	Protection of Plan Administrator	31

35.	Governing law and jurisdiction	31
35.1	Plan governed by Dutch law	31
35.2	Dutch courts to have jurisdiction	31
35.3	Jurisdiction agreement for benefit of Company	31

RULES OF THE EURONEXT N.V.
ALL EMPLOYEE SHARE PURCHASE AND MATCH PLAN 2006

1                                         INTERPRETATION

1.1                                In this Plan, unless the context otherwise requires, the following words and expressions have the following meanings:

Accumulation Period	a period determined at the discretion of the Committee but which shall not exceed 12 months;

Acting in Concert	the meaning given to that expression in section 1 (c) (iii) of the SER-Besluit Fusiegedragsregels 2000;

Adoption Date	the date on which the Plan is adopted by the Company;

Auditors	the auditors for the time being of the Company,

Award	the award to Participants of:
(i) Purchased Shares; and/or
(ii) Plan Shares subject to a Free Share Award, in accordance with the Plan and “Awarded” shall be construed accordingly;

Award Certificate	the statement issued under rule 6.4 in respect of Purchased Shares and under rule 9.4 in respect of the making of a Free Share Award;

Closed Period	any period during which:

(i) dealings in Plan Shares are proscribed due to:

(a) the existence of unpublished price sensitive information, under the Dutch Securities Trading Supervision Act 1995 or any other applicable securities laws or regulations promulgated thereunder; or

(b) the Company’s own code on insider dealing (“Euronext N.V. Rules concerning inside information” (Euronext Code of Conduct)), or

(ii) dealing in Plan Shares by the Company is proscribed by the Réglement général (general rules) of the Autorité des marchés financiers;

Committee	the Company acting by the Managing Board or some other duly authorised committee of the Managing Board acting on behalf of the Company;

Company	Euronext N.V., incorporated in The Netherlands under ministerial N.V. number 1124832;

Contribution	payment by an Eligible Employee for the Purchased Shares to the Company or the Plan Administrator made either by deduction from salary by the Employer Company, if permissible, or direct payment;

Control	the holding by any person, or a group of persons Acting in Concert, of 50.1% or more of the shares in the share capital of the Company;

Dealing Day	any day on which the Paris Stock Exchange is open for the transaction of business;

Eligible Employee	an officer, a director (other than a managing director (“bestuurder”) and a supervisory board director (“commissaris”)) or an employee of any Group company;

Employer Company	the company with whom a Participant has or had an employment which qualifies him as an Eligible Employee;

Excess Purchased Shares	Plan Shares that were Purchased Shares when they were acquired but that cease to so qualify because the Relevant Amount has been exceeded;

Financial Year	a financial year of the Company as provided for in its articles of association;

Free Share Award	an award under the Plan of a contingent right to become absolutely entitled to a Plan Share and which shall be called one of the following, as specified in the Award Certificate:

(iii) Incentive Share Award; or
(ii) Launch Share Award; or

(i) Matching Share Award;

Free Share Award Date	the date on which a Free Share Award is made to an Eligible Employee determined in accordance with rule 9.3;

Group	the Company and its Subsidiaries from time to time;

Incentive Share Award	a type of Free Share Award;

Launch Share Award	a type of Free Share Award;

Managing Board	“bestuur” as defined in the articles of association of the Company;

Market Value	in the case of an Award of Purchased Shares made under the Plan if at the relevant time Plan Shares are listed on the Paris Stock Exchange, the closing price of a Plan Share (as derived from Eurolist by Euronext as published by Euronext Paris SA) for the Dealing Day immediately preceding the day in question. If the Plan Shares are not listed on the Paris Stock Exchange, the market value of a Plan Share on the day in question or such earlier date or dates will be determined by the Committee, acting on the advice of the Auditors;

Matching Share Award	a type of Free Share Award;

Paris Stock Exchange	Eurolist by Euronext, or any successor body;

Participant	an Eligible Employee to whom the Company has made an Award under the rules of this Plan and who has submitted a duly completed Purchased Share Agreement;

Performance Period	the period over which the Performance Target shall be measured;

Performance Target	the performance target imposed as a condition of the Vesting of a Free Share Award under rule 11.1 and as substituted or varied in accordance with rule 11.3;

Plan	the Euronext N.V. All Employee Share Purchase

and Match Plan 2006 in its present form or as amended from time to time;

Plan Administrator	a legal entity as may be nominated by the Committee to administer the Plan and to hold any Plan Shares transferred under the Plan;

Plan Share	a fully paid share with a par value of one euro (EUR 1.)-in the share capital of the Company (or any share or instrument replacing a Plan Share);

Proscribed Operations

any operation proscribed due to (i) the existence of a Closed Period or (ii) to the knowledge of “privileged information” as provided for by the French Code monétaire et financier (monetary and financial code) and the Réglement général (general rules) of the Autorité des marchés financiers;

Purchased Share Agreement	an agreement issued by the Committee under rule 4;

Purchased Share Acquisition Date	the date determined by the Plan Administrator and specified in the Purchased Share Agreement;

Purchased Shares	Plan Shares acquired by the Plan Administrator for an Eligible Employee in accordance with rule 6;

Purchased Share Closing Date	the date set out in a Purchased Share Agreement, by which the completed Purchased Share Agreement must be returned to the Company or Plan Administrator;

Purchased Share Market Value	the Market Value of a share on the Purchased Share Acquisition Date.

Purchased Share Money	the meaning given to that term by rule 4.3.8;

Redundancy	the meaning given to that term under the local law applicable to the employment relationship between a Participant and his Employer Company;

Relevant Amount	with respect to Purchased Shares, if the Committee so determine in advance of the Purchased Share Closing Date, the maximum amount of Purchased Share Money with which a

Participant may acquire Purchased Shares in any Financial Year;

Relevant Employment	employment by the Company or any Group company;

Reorganisation

any variation in the share capital of the Company as a result of an issue of shares, or a right to subscribe for shares (recht tot het inschrijven op aandelen), a cancellation (intrekking) of shares, split (splitsing) of shares or a consolidation (fusie) of shares, including but without limitation a capitalisation issue, rights issue, rights offer or bonus issue and a sub-division, or reduction in the capital of the Company;

Rights	rights attaching to a Participant’s Plan Shares to be allotted, on payment, other shares, securities or rights of any description in the Company;

Subsidiary	the meaning given to that word in section 24a of Book 2 of the Dutch Civil Code;

Supervisory Board	the Raad van Commissarissen in the articles of association of the Company;

Transaction	any transaction involving the merger, sale, change of Control or any other significant financial reconstruction of the Company or another significant part of the Group;

Vest

a Participant (or the personal representatives of the Participant, where applicable) becoming, in accordance with the rules, absolutely and unconditionally entitled to the Plan Shares subject to a Free Share Award subject only to the payment of any tax or social security liability of a Participant in accordance with the provisions of rule 25 and Vesting shall be construed accordingly;

Vesting Date	the date or dates on which a Free Share Award Vests whether in whole or in part (which shall not be earlier than the end of the relevant Performance Period, if applicable); and

Vesting Period	the period commencing on the Free Share Award Date and ending on the Vesting Date.

1.2	In the Plan, unless otherwise specified:

	1.2.1	the contents and rule headings are inserted for ease of reference only and do not affect the interpretation of the Plan;

	1.2.2	a reference to a rule is a reference to a rule of the Plan;

1.2.3

save as provided for by law and subject to rule 33.5 a reference to writing includes any mode of reproducing words in a legible form and reduced to paper or electronic format or communication including, for the avoidance of doubt, correspondence via e-mail;

	1.2.4	the singular includes the plural and vice-versa and the masculine includes the feminine; and

	1.2.5	a reference to a statutory provision includes any statutory modification, amendment, replacement or re-enactment thereof.

2	PURPOSE OF THE PLAN

2.1	The purpose of the Plan is to enable Eligible Employees to acquire Plan Shares which gives them a continuing stake in the Company.

3.	DURATION OF PLAN

3.1	An Award may not be made:

	3.1.1	earlier than the Adoption Date; nor

	3.1.2	later than the tenth anniversary of the Adoption Date.

4	PURCHASED SHARE AGREEMENTS

4.1	Invitation made by the Committee

The Committee may from time to time (subject to rule 3.1) resolve to invite in writing any Eligible Employee to participate in the Plan by sending them a Purchased Share Agreement.

4.2	Timing of issue of Purchased Share Agreements

Purchased Share Agreements shall be issued by the Committee before the commencement of any relevant Accumulation Period.

4.3	Contents of Purchased Share Agreement

Purchased Share Agreements shall be in such form as the Committee may determine from time to time and may include:

4.3.1	the Purchased Share Closing Date;

4.3.2	the Relevant Amount (if any);

4.3.3	the minimum Contribution on any Purchased Share Acquisition Date, if any, as determined by the Committee;

4.3.4	the expected Purchased Share Acquisition Date being a date determined by the Plan Administrator which:

	4.3.4.1	where there is no Accumulation Period, shall be within 30 days from the date the Contributions are received by the Company or the Plan Administrator in cleared funds;

	4.3.4.2	where there is an Accumulation Period shall be not more than 30 days after the end of that Accumulation Period;

4.3.5	that an individual who wishes to accept Purchased Shares under the Award shall submit to the Company, prior to the Purchased Shares Closing Date, a duly completed Purchased Share Agreement;

4.3.6	if applicable, the maximum number of Purchased Shares to be made subject to the Award on this occasion; and

4.3.7

if appropriate, the commencement date (which may not commence later than the date of the first Contribution to be made under the individual’s Purchased Share Agreement) and the length of an Accumulation Period.

In addition, the Purchased Share Agreement may:

4.3.8

require the individual to state the amount of their Contribution being a multiple of 1 pound sterling, 1 Euro, 1 US Dollar or a multiple of any other currency in which Contributions may be made as determined by the Committee, and not exceeding the Relevant Amount which he wishes to allocate for the Purchased Shares under the Purchased Share Agreement (“Purchased Share Money”);

4.3.9	state the intervals, if any, at which such amounts of Contribution shall be made; and

4.3.10	state whether any excess amount remaining after the acquisition of Purchased Shares on the Purchased Share Acquisition Date following the payment of the Contribution will be:

	4.3.10.1	paid over to the Participant subject to the Plan Administrator complying with rule 25, if applicable; or

	4.3.10.2	with the agreement of the Participant, retained by the Plan Administrator and added to the Contribution paid in the next

Accumulation Period or where there is no next Accumulation Period, retained by the Plan Administrator and added to the next Contribution.

4.4	Agreement may be withdrawn

A Purchased Share Agreement shall take effect in relation to any Award of Purchased Shares until such time as a Participant notifies the Company in accordance with the terms of the Purchased Share Agreement that he no longer wishes to so participate.

4.5	Excess Contributions

Any Contributions in excess of the Relevant Amount must be paid over to the Participant as soon as practicable either in cash or where a Participant has Excess Purchased Shares by the transfer of those Plan Shares or the net cash sum realised from the sale of those Plan Shares.

4.7	Purchased Share Money held for Participant

Contributions must, subject to rules 5.4 and 8.2, be:

	4.7.1	paid to the Plan Administrator at the intervals set out in a Participant’s Purchased Share Agreement; and

	4.7.2	held by the Plan Administrator for a Participant until they are used to acquire Purchased Shares on the following Purchased Share Acquisition Date.

4.8	Interest on Purchased Share Money

No interest shall be payable to the Participant on Purchased Share Money.

5	INSTRUCTIONS BY PARTICIPANTS

5.1	Variation of Contributions and intervals

Subject to rules 4.3.2, 4.3.3 and 4.3.7, a Participant may, with the prior agreement of the Company, vary the amount and or the intervals of the Contributions authorised under his Purchased Share Agreement.

5.2	Notice to suspend Contributions

A Participant may, at any time, direct the Company, the Employer Company, or the Plan Administrator, as applicable, by notice in writing that he wishes to:

	5.2.1	suspend the making of Contributions; or

	5.2.2	recommence the making of Contributions under his Purchased Share Agreement provided always that:

the Participant, (where Contributions are made through payroll) may not permit the Employer Company to request additional Contributions to make up for any Contributions which were missed and the Participant may only make a direction under 5.2.2 once in any Accumulation Period.

5.3	Notice to terminate Purchased Share Agreement

A Participant may, at any time, notify the Company in writing that he wishes to terminate his Purchased Share Agreement.

5.4	Company to give effect to notices

5.4.1

Where the Company receives a notice to suspend or terminate Contributions under rule 5.2.1 or 5.3, it shall (unless a later date is specified in the notice) within 30 days of receipt of the notice give effect to the same and shall:

		5.4.1.1	instruct the Employer Company to cease all further deductions of Contributions from payroll, if applicable, under the Purchased Share Agreement;

5.4.1.2

in the case of a notice under rule 5.3, subject to first complying with rule 25, if applicable, instruct the Plan Administrator, or the Employer Company, as appropriate, to pay over to that Participant as soon as practicable all Contributions that have been made under his Purchased Share Agreement which have not, at the relevant date, been applied to acquire Purchased Shares.

5.4.2

When the Company receives a notice to recommence Contributions under rule 5.2.2 it shall (unless a later date is specified in the notice) instruct the Employer Company to recommence deducting Contributions from payroll, where applicable, on the date of the first Contribution due under the Purchased Share Agreement following 30 days after receipt of the notice.

6	ACQUISITION OF SHARES BY PLAN ADMINISTRATOR

6.1	Acquisition of Plan Shares by Plan Administrator (no Accumulation Period)

6.1.1

After receiving the Contributions in cleared funds the Plan Administrator shall calculate the number of Purchased Shares to be acquired for each Eligible Employee by dividing (as nearly as possible) each Participant’s Contribution paid under his Purchased Share Agreement, together with any excess amount already held by the Plan Administrator and to be added to the Contribution under rule 4.3.10.2, if applicable, by the Purchased Share Market Value and, the Plan Administrator shall acquire or provide such Plan Shares within 30 days of receiving such Contribution.

	6.1.2	Subject to rule 19 (Closed Periods), the Plan Administrator may choose anytime within this 30 day period to acquire the Plan Shares and need not have regard to prospective share price movements during a period nor shall be responsible for the fact that the price at which the Purchased Share is acquired may not be the lowest during such period.

6.2	Acquisition of Plan Shares by Plan Administrator (with Accumulation Period)

6.2.1

After the expiry of the Accumulation Period the Plan Administrator shall calculate the number of Purchased Shares to be acquired for each Participant by dividing (as nearly as possible) each Participant’s aggregate Contributions under his Purchased Share Agreement during the Accumulation Period (together with any amount carried forward from a previous Accumulation Period) by the Purchased Share Market Value and the Plan Administrator shall acquire or provide such Plan Shares for Participants within 30 days after the end of that Accumulation Period.

6.2.2

Subject to rule 19 (Closed Periods), the Plan Administrator may choose anytime within this 30 day period to acquire the Plan Shares and need not have regard to prospective share price movements during a period nor shall the Plan Administrator be responsible for the fact that the price at which the Purchased Share is acquired may not be the lowest during such period.

6.3	Notification of acquisition to Participants

As soon as practicable after the Purchased Share Acquisition Date the Plan Administrator may make available to each Participant for whom Purchased Shares have been acquired information regarding the:

	6.3.1	number and description of Purchased Shares held for that Participant;

	6.3.2	Purchased Share Acquisition Date;

	6.3.3	aggregate amount of the Participant’s Purchased Share Money applied by the Plan Administrator in acquiring the Purchased Shares;

	6.3.4	Purchased Share Market Value on the Purchased Share Acquisition Date; and

	6.3.5	any excess amount remaining after the acquisition of Purchased Shares on the Purchased Share Acquisition Date.

7	TRANSFER OF PURCHASED SHARES BY PARTICIPANTS

7.1	Participants may request transfer of Purchased Shares

A Participant may, at any time after the Purchased Share Acquisition Date, direct the Plan Administrator by notice in writing to:

	7.1.1	transfer the Purchased Shares held to the personal account of the Participant; or

	7.1.2	transfer one or more of those Purchased Shares to some other person named by him; or

	7.1.3	dispose of one or more of those Purchased Shares by way of sale and to account for the proceeds to him or to some other person named by him.

7.2	Plan Administrator to comply with request

As soon as reasonably practicable, and in any event within 30 days after receipt of a notice given under rule 7.1, the Plan Administrator shall comply with the instructions set out in such notice provided always that it first complies with rule 25, if applicable.

7.3	Transfer of Purchased Shares by Plan Administrator

Subject to rule 19, the Plan Administrator shall transfer Purchased Shares to the personal account of the Participant, or as directed by him in writing prior to the transfer, as soon as reasonably practicable following the Vesting Date or lapse of any related Free Share Award provided always that it first complies with rule 25, if applicable.

8	CESSATION OF RELEVANT EMPLOYMENT AND PURCHASED SHARES

8.1	Plan Administrator to be notified of cessation of Relevant Employment

If a Participant ceases to be in Relevant Employment then the Company or the Employer Company shall within 14 days inform the Plan Administrator of such cessation.

8.2	Cessation of Relevant Employment prior to Purchased Shares Acquisition Date

8.2.1

Where there is no Accumulation Period and a Participant ceases to be in Relevant Employment before the relevant Purchased Share Acquisition Date but after making a Contribution he shall be treated as ceasing to be in Relevant Employment immediately after his Purchased Shares are awarded to him.

8.2.2

Where there is an Accumulation Period and a Participant ceases to be in Relevant Employment during the Accumulation Period the Company shall, subject to first complying with rule 25, if applicable, pay over to that

Participant as soon as reasonably practicable all outstanding Contributions that have been made under his Purchased Share Agreement.

8.2.3

Where there is an Accumulation Period and a Participant ceases to be in Relevant Employment after the end of the Accumulation Period and before the relevant Purchased Share Acquisition Date he shall be treated as ceasing to be in Relevant Employment immediately after his Purchased Shares are awarded to him.

8.3	Transfer of Purchased Shares on cessation of Relevant Employment

Where the Plan Administrator receives a notification under rule 8.1, then as soon as reasonably practicable after the receipt of such notification and in any event within 30 days after cessation of the Relevant Employment (determined in accordance with rule 8.2), the Plan Administrator shall transfer the Purchased Shares to the Participant, or as directed by him in writing prior to the transfer, provided always that it first complies with rule 25, if applicable.

8.4	Treatment of Excess Purchased Shares

If a Participant ceases to be in Relevant Employment and the Committee has determined that he has Excess Purchased Shares, they shall within 14 days notify the Plan Administrator accordingly and as soon as reasonably practicable after the receipt of such notification, and in any event within 30 days after the cessation of the Relevant Employment, the Plan Administrator shall sell the Excess Purchased Shares and, subject to first complying with rule 25, where applicable, pay over to the Participant the sale proceeds thereof. The Plan Administrator may choose any time within the 30 day period to sell the Excess Purchased Shares and need not have regard to prospective share price movements during the period nor shall be responsible for the fact that the price at which the Excess Purchased Shares are sold may not be the highest price during such period.

9	MAKING OF FREE SHARE AWARDS

9.1	Relationship to Purchased Shares

Where the Committee has exercised its discretion under rule 4.1, it may in its absolute discretion also determine that a Free Share Award shall be awarded to those Eligible Employees who enter into a Purchased Share Agreement.

9.2	Making of Free Share Awards determined by Committee

Subject to the rules, whether or not Free Share Awards are made at any particular time, the Eligible Employees to whom Free Share Awards are made and the terms of such Free Share Awards shall be determined by the Committee, in its absolute discretion.

9.3	Procedure for making of Free Share Awards and Free Share Award Date

9.3.1

A Free Share Award shall be made by the Committee passing a resolution making the Free Share Award. The Free Share Award Date shall be the date on which the Committee passes the resolution or such later date as is specified in the resolution. The making of a Free Share Award shall be evidenced by an Award Certificate providing details of the Free Share Award which shall be issued to each Participant who has been made a Free Share Award as soon as reasonably practicable following the making of the Free Share Award.

	9.3.2	There shall be no monetary consideration for the grant of a Free Share Award under the Plan.

9.4	Contents of Award Certificate

An Award Certificate may state:

	9.4.1.	the Free Share Award Date;

	9.4.2	the number of Plan Shares subject to the Free Share Award;

	9.4.3	the Vesting Date and the number of Plan Shares in respect of which the Free Share Award will then Vest;

	9.4.4	whether the award is an Incentive Share Award, a Launch Share Award or a Matching Share Award;

and shall state, or have attached to it in the form of a schedule, any Performance Target, the Performance Period and any further conditions applicable to the Free Share Award. Subject thereto, an Award Certificate shall be in such form as the Committee may determine from time to time.

10	CONDITIONS FOR THE MAKING OF FREE SHARE AWARDS

10.1	Persons to whom Free Share Awards may be made

A Free Share Award may not be made to an individual who is not an Eligible Employee at the Free Share Award Date.

10.2	Free Share Awards non-transferable

A Free Share Award shall be personal to the Participant to whom it is made and, subject to rule 13.1, shall not be capable of being transferred, pledged, charged or otherwise alienated.

11.	PERFORMANCE TARGET AND OTHER CONDITIONS

11.	Imposition of Performance Target

On the making of a Free Share Award, the Committee may impose an appropriate Performance Target and Performance Period together with any further condition of Vesting which the Committee determines to be appropriate.

11.2	Nature of Performance Target

The Performance Target and any further condition imposed under rule 11.1 shall be:

.	12.21	objective;

	12.2.2	such that, once satisfied, the Vesting of the Free Share Award is not subject to the discretion of any person; and

	12.2.3	set out in, or attached in the form of a schedule to, the Award Certificate.

11.3	Substitution, variation or waiver of Performance Target

If an event occurs which causes the Supervisory Board to consider that the Performance Target, Performance Period or any further condition imposed under rule 11.1 subject to which an outstanding Free Share Award has been made is no longer appropriate, the Supervisory Board acting in good faith may substitute, vary or waive the Performance Target, Performance Period or the condition in such manner (and make such consequential amendments to the rules) as:

	11.3.1	is reasonable in the circumstances; and

	11.3.2	except in the case of waiver produces a fairer measure of performance and is not materially less difficult to satisfy;

and the Free Share Award shall then take effect subject to the Performance Target, Performance Period or the condition as so substituted, varied or waived.

11.4	Notification of Participants

The Committee shall, as soon as reasonably practicable, notify each Participant concerned of any substitution, variation or waiver of the Performance Target, Performance Period or a condition made by it under rule 11.3 and explain how it affects his position under the Plan.

12	VESTING OF FREE SHARE AWARDS

12.1	Earliest date for Vesting of Free Share Awards

Subject to rules 13 and 15, a Free Share Award may not Vest earlier than the later of:

	12.1.1	the relevant date specified in the Award Certificate under rule 9.4; and

12.1.2

the date on which the Committee determines that the Performance Target and any further condition imposed under rule 13.1, in their original form or as substituted or varied from time to time, have been satisfied or waived and that the Performance Period has ended.

12.2	Effect of Vesting of Free Share Award

Subject to the rules, the effect of a Free Share Award Vesting shall be that the Participant shall thereupon become absolutely entitled to acquire the Plan Shares subject to the Free Share Award, to the extent that the Free Share Award has Vested.

12.3	Persons in whom Free Share Awards may Vest

Subject to rule 13, a Free Share Award may Vest only while the Participant is in Relevant Employment and if a Participant ceases to be in Relevant Employment, any Free Share Award made to him shall lapse immediately. This rule 12.3 shall apply where the Participant ceases to be in Relevant Employment in any circumstances (including, in particular but not by way of limitation, where the Participant is dismissed unfairly, wrongfully, in breach of contract or otherwise).

12.4	Notification of Vesting to Plan Administrator

The Company shall inform the Plan Administrator of the Vesting of a Free Share Award.

12.5	Transfer of Plan Shares on Vesting of a Free Share Award

Subject to rule 19 (Closed Periods), any necessary consents and to compliance by the Participant with the rules, the Plan Administrator shall, as soon as reasonably practicable and in any event not later than 30 days following the Vesting of a Free Share Award, transfer to the Participant, or procure the transfer to the Participant of, the number of Plan Shares in respect of which the a Free Share Award has Vested.

12.6	Effect of Free Share Award being made

For the avoidance of doubt, a Participant shall not become entitled to acquire or become the beneficial owner of the Plan Shares subject to a Free Share Award until the Free Share has Vested and until that date the Participant shall not be entitled to any voting, dividend, transfer or other Rights attaching to the Plan Shares subject to his Free Shares Award.

12.7	Dividend equivalents

Notwithstanding rule 12.6, the Committee may, in its absolute discretion, determine that it shall at any time before or upon Vesting of a Free Share Award make a cash payment to the Participant. The amount of the payment shall be equivalent to the amount of any dividends (in whole or in part) that would have been payable to the

Participant had he acquired himself the same number of ordinary shares in the Company as the number of Plan Shares subject to his Free Share Award from the Free Share Award Date to the date the Committee determines to make the cash payment. Any such payment shall be made subject to all deductions of tax and social security liabilities in accordance with rule 25.

12.8	Effect of Closed Periods on vesting

Where a Free Share Award would ordinarily Vest, in accordance with the rules of the Plan, on a day that falls within a Closed Period, the Committee may, in its absolute discretion, prior to that day determine that the Free Share Award shall not Vest on that day but shall Vest on the first day after such Closed Period ends.

13	VESTING OF FREE SHARE AWARDS IN SPECIAL CIRCUMSTANCES

13.1	Death
	13.1.1	Notwithstanding rules 12.1.1, 12.1.2 and 12.3, if a Participant dies before the vesting of the Free Share Award, his Free Share Award shall Vest immediately.

13.1.2

Where death occurs before the Vesting Date, rule 13.1.1 shall apply only to the extent that the Free Share Award would have Vested on a time apportioned basis calculated according to the proportion which the period from the Free Share Award Date up to the date of death of the Participant bears by reference to the Vesting Period, subject, where applicable, to the Committee determining that any extant Performance Target and any further condition imposed under rule 11.1 would have been satisfied on a pro-rata basis at that date.

13.2	Injury, disability, redundancy, retirement, etc.

Notwithstanding rules 12.1.1, 12.1.2 and 12.3, if a Participant ceases to be in Relevant Employment before the Vesting of the Free Share Award by reason of:

	13.2.1	injury, ill health or disability;

	13.2.2	Redundancy;

	13.2.3	retirement at normal retirement age or early retirement by agreement with his Employer Company;

	13.2.4	the Participant being employed by a company which ceases to be a member of the Group; or

	13.2.5	the Participant being employed in an undertaking or part of an undertaking which is transferred to a person who is not a member of the Group;

this Free Share Award shall Vest on the date of cessation of employment.

Where cessation of employment occurs before the Vesting Date, this rule 13.2 shall apply only to the extent that the Free Share Award would have Vested on a time apportioned basis calculated according to the proportion which the period from the Free Share Award Date up to the date on which the Participant ceases to be in Relevant Employment bears by reference to the Vesting Period, subject where applicable, to the Committee determining that any extant Performance Target and any further condition imposed under rule 11.1 would have been satisfied on a pro-rata basis at that date.

13.3	Other special circumstances

13.3.1

Notwithstanding rules 12.1.1, 12.1.2 and 12.3, the Committee may, at its discretion, cause the Free Share Award held by a Participant who has ceased to be in Relevant Employment before the Vesting of the Free Share Award for a reason other than those referred to in rules 13.1 and 13.2 to Vest.

13.3.2

Where cessation of employment occurs before the Vesting Date rule 13.3.1 shall apply only to the extent the Free Share Award would have Vested on a time apportioned basis calculated according to the proportion which the period from the Free Share Award Date up to the date on which the Participant ceases to be in Relevant Employment bears by reference to the Vesting Period, subject, where applicable, to the Committee determining that any extant Performance Target and any further condition imposed under rule 11.1 would have been satisfied on a pro-rata basis at that date.

13.3.3

Notwithstanding rule 11.1, if it is proposed that a Participant, while continuing to be employed within the Group, should work in a country other than the country in which he is currently working and, by reason of the change, the Participant would suffer less favourable tax treatment in respect of his Free Share Award, at the discretion of the Committee, his Free Share Award may Vest at a date determined by the Committee.

13.3.4

Where a Participant is relocated to another country before the Vesting Date rule 13.3.3 shall apply only to the extent the Free Share Award would have Vested on a time apportioned basis calculated according to the proportion which the period from the Free Share Award Date up to the date on which the Participant is relocated bears by reference to the Vesting Period subject, where applicable, to the Committee determining that any extant Performance Target and any further condition imposed under rule 11.1 would have been satisfied on a pro-rata basis at that date.

14	FUNDING

14.1	Funds to be provided by Subsidiaries

14.1.1

Subject to rule 14.1.3, the Plan Administrator shall acquire by purchase using monies paid to it either by each relevant Subsidiary or by the Company as soon as practicable after receiving such monies, the number of Plan Shares to satisfy that Subsidiary’s Participants’ Free Share Awards.

14.1.2 .

Subject to rule 14.1.3, the Plan Administrator shall, if so directed by the Company, acquire by purchase Plan Shares at any time using monies paid or loaned to it by each relevant Subsidiary for the future satisfaction of Free Share Awards on behalf of Eligible Employees.

14.1.3

The payment or loan by a relevant Subsidiary or by the Company to the Plan Administrator pursuant to rule 14.1.1 or 14.1.2 shall not be permitted nor take effect where this is unlawful under the local law applicable to the relevant Subsidiary or the Company.

14.2	Timing of contributions to Plan Administrator

Monies to be paid by each Subsidiary to the Plan Administrator for the purchase of Plan Shares to satisfy Free Share Awards shall be paid not later than 5 days prior to the purchase.

15	CORPORATE TRANSACTIONS

15.1	Supervisory Board discretion in the event of a Transaction

Notwithstanding rules 12.1.1 and 12.1.2, in the event of a Transaction, the Supervisory Board may exercise its sole discretion to:

	15.1.1	waive the Performance Target (if any) or any further condition imposed on the Free Share Awards under rule 11.1 and provide for the immediate Vesting of the Free Share Awards; or

15.1.2

resolve to terminate the Plan under rule 32, and provide for the immediate Vesting of all or part of the Free Share Awards to the extent that the Free Share Awards would have Vested on a time apportioned basis calculated according to the proportion which the period from the Free Share Award Date up to the date of the Transaction bears by reference to the Vesting Period subject, where applicable, to the Committee determining that any extant Performance Target and any further condition imposed under rule 11.1 would have been satisfied on a pro-rata basis at that date and taking into account any other matters the Supervisory Board considers appropriate; or

	15.1.3	roll forward Free Share Awards into an alternative incentive plan.

15.2	Supervisory Board to determine what constitutes a Transaction

The Supervisory Board has the sole and absolute discretion to determine whether any event constitutes a Transaction and what action if any, is justified in response to such a Transaction. In the event of a roll-forward of Free Share Awards into an alternative incentive plan the Supervisory Board will decide the appropriate mechanism for converting the Free Share Awards.

15.3	Notification of Participants

The Committee shall, as soon as reasonably practicable, notify each Participant of the occurrence of a Transaction referred to in rule 15.1 and explain how this affects his position under the Plan.

16	LAPSE OF AWARDS

A Free Share Award shall lapse on the earliest of:

16.1	notwithstanding any other provision of the rules, the tenth anniversary of the Free Share Award Date;

16.2	the Committee determining that the Performance Target or any further condition imposed under rule 11.1 has been satisfied neither in whole nor in part in relation to the Free Share Award;

16.3	subject to rules 13.1 to 13.3, the Participant ceasing to be employed within the Group;

16.4	the date on which it is provided that the Free Share Award shall lapse under rules 13.1 to 13.3;

16.5	the date on which a Free Share Award is rolled forward into an alternative incentive plan under rule 15.1.3, if appropriate;

16.6	the date on which a resolution is passed or an order is made by the court for the compulsory winding up of the Company or a suspension of payment or bankruptcy has been granted;

16.7

in respect of a Free Share Award awarded to the Participant in connection with any Purchased Shares: the date on which the Participant transfers, charges, or otherwise alienates one or more of those Purchased Shares, before the Vesting Date of the Free Share Award specified in the Award Certificate; or

16.8	the date on which the Participant becomes bankrupt or enters into a compromise with his creditors generally.

17	ADJUSTMENT OF FREE SHARE AWARDS ON REORGANISATION

17.1	Power to adjust Free Share Awards

In the event of a Reorganisation, the number of Plan Shares subject to a Free Share Award, the description of Plan Shares subject to a Free Share Award and the Award Price, or any one or more of these, may be adjusted in such manner as the Committee determines.

17.2	Notification of Participants

The Committee shall, as soon as reasonably practicable, notify each Participant of any adjustment made under this rule 17 and explain how this affects his position under the Plan. The Committee may call in for endorsement or cancellation and re-issue any Award Certificate in order to take account of such adjustment.

18.	PURCHASE OF PLAN SHARES BY PLAN ADMINISTRATOR

Where the Plan Administrator proposes to purchase Plan Shares otherwise than through the Paris Stock Exchange, or any other exchange on which the Plan Shares are listed or traded from time to time, the Plan Administrator shall not purchase the Plan Shares for a price in excess of that for which, in the opinion of the Company’s brokers, it could purchase those Plan Shares through the Paris Stock Exchange or other relevant exchange.

19	CLOSED PERIODS

19.1	General

No acquisition shall be made on behalf of a Participant and neither shall Free Share Awards be made and nor shall Plan Shares be transferred to a Participant, during a Closed Period.

19.2	Proscribed Operations

An operation shall not be made on behalf of a Participant if such operation falls within the scope of Proscribed Operations.

19.3	Compliance by Participants

Participants must observe all applicable laws, including, without limitation, laws regarding insider trading and the disclosure of holdings, and must comply with the “Euronext N.V. Rules concerning inside information”.

20	EXERCISE OF VOTING RIGHTS ATTACHING TO PLAN SHARES

20.1	Plan Administrator to act in accordance with directions given by Participants

In the event of a general meeting of the Company or any separate general meeting of the holders of shares which include Plan Shares, the Plan Administrator shall act in accordance with any directions given by a Participant . In the absence of any such directions from a Participant the Plan Administrator shall not take any action in respect of Plan Shares vested in such Participant or other person.

20.2	Notification of Participants’ directions to Plan Administrator to be in writing

Any direction given by a Participant to the Plan Administrator pursuant to rule 20.1 shall be in writing and can only be given to the Plan Administrator if it has been deposited at the registered office of the Company or at a place in Brussels, Lisbon,

London or Paris agreed by the Plan Administrator, not less than 5 working days before the time for the holding of the meeting.

21	DIVIDENDS ON PLAN SHARES

21.1	Payment to Participants of dividends on Plan Shares

The Plan Administrator shall pay to the Participant as soon as practicable the amount of any dividend paid by the Company on Plan Shares which he holds for that Participant.

21.2	Foreign dividends

Where any foreign cash dividend is received in respect of Plan Shares held on behalf of a Participant, the Plan Administrator shall give him notice of the amount of any foreign tax deducted from the dividend before it was paid.

22	COSTS AND EXPENSES

22.1	Unless the Committee determines otherwise, all costs and expenses associated with the transfer of funds and the acquisition of Plan Shares by the Plan Administrator shall be borne by the Company.

22.2

The cost of introducing and administering the Plan shall be met by the Company. The Company shall be entitled, if it wishes, to charge an appropriate part of such cost to a Subsidiary. The Company shall also be entitled, if it wishes, to charge to a Subsidiary the cost of obtaining the Plan Shares to a Participant employed by the Subsidiary.

23	RECEIPTS BY PLAN ADMINISTRATOR

Subject to rule 25, the Plan Administrator shall pay or transfer to a Participant any money or money’s worth it receives in respect of, or by reference to, the Participant’s Plan Shares.

24	RIGHTS ISSUE

24.1	Plan Administrator to provide information to Participant

The Plan Administrator shall inform each Participant of any Rights arising in respect of Plan Shares and shall either send the Participant a copy of the document relating to the Rights or sufficient details to enable the Participant to act in accordance with rule 24.2.

24.2	Participant to give written directions to Plan Administrator

The Plan Administrator shall deal with the Rights only pursuant to a written direction given by, the Participant. Such written direction must be received by the Plan Administrator before the expiry of five days before the closing date for acceptance of the Rights offer or within such other time limit set at the absolute discretion of the Plan Administrator, and may direct the Plan Administrator to:

	24.2.1	take up all or part of the Rights provided that such instruction is accompanied by payment in cash of the amount necessary to exercise such rights; or

	24.2.2	if applicable, sell all of the Rights; or

	24.2.3	sell such part of the Rights as enables the Plan Administrator to use the proceeds of sale to exercise entitlement to the remaining Rights of the Participant.

24.3	Cash amounts arising to be dealt with by Plan Administrator

Any cash arising from the disposal of the Rights (except insofar as it is used to exercise such Rights in accordance with rule 24.2.3) shall be dealt with by the Plan Administrator in accordance with rule 23.

24.4	Failure by Participant to give any direction

If a Participant fails to give any direction under rule 24.2, or has not otherwise authorised the Plan Administrator, or fails to pay any appropriate amount of cash, then the Plan Administrator shall take no action in respect of the Rights associated with that Participant’s Plan Shares.

25	TAX AND SOCIAL SECURITY CONTRIBUTIONS

Where, directly or indirectly in relation to an Award made under the Plan, the Plan Administrator, the Company, the Employer Company or any member of the Group (as the case may be) is liable, or is in accordance with current practice believed by the Committee to be liable, to account to any revenue or other authority for any sum in respect of any tax or social security liability of the Participant, the Plan Shares subject to an Award shall not be transferred to the Participant (as the case may be), unless the Participant has beforehand paid to the Plan Administrator, the Company, the Employer Company or the member of the Group an amount sufficient to discharge the liability. Alternatively, the Participant may, by agreement with the Plan Administrator, the Company, the Employer Company or the member of the Group, enter into some other arrangement to ensure that such amount is available to them or it (whether by authorising the sale of some or all of the Plan Shares subject to his Award and the payment to the Plan Administrator, the Company, the Employer Company, or the member of the Group of the requisite amount out of the proceeds of sale or otherwise).

26.	COUNTRY SPECIFIC - UK

Transfer of employer’s national insurance contributions

The Committee may, at its discretion, impose requirements for the payment by the Participant of all or any part of the employer’s national insurance contributions liability that may arise as a result of the Vesting of a Free Share Award (“Employer’s NIC”). Such requirements may include in particular, but not by way of limitation, a determination that the Plan Shares subject to a Free Share Award will not be transferred to a Participant unless the Participant has beforehand paid to the Employer Company, the Company, or any member of the Group (as the case may be) an amount sufficient to discharge all or any part of the Employer’s NIC as appropriate. Alternatively, the Participant may, by agreement with the Plan Administrator, Employer Company, the Company or any member of the Group (as the case may be), enter into some other arrangement to ensure that such amount is available to them or it (whether by authorising the sale of some or all of the Plan Shares subject to his Free Share Award and the payment to the Plan Administrator, the Employer Company, the Company or the member of the Group of the requisite amount out of the proceeds of sale or otherwise).

27	EXECUTION OF AWARD CERTIFICATE BY PARTICIPANT

The Committee may require a Participant to execute a copy of the Award Certificate or some other document in order to bind himself contractually to any such arrangement as is referred to in rule 26, if applicable, and return the executed document to the Plan Administrator by a specified date. Failure to return the executed document by the specified date shall cause the Award to lapse unless the Committee determines otherwise.

28	RELATIONSHIP OF PLAN TO CONTRACT OF EMPLOYMENT

28.1	Notwithstanding any other provision of the Plan:

	28.1.1	the Plan or benefits available under the Plan shall not form part of any contract of employment between any Employer Company and an Eligible Employee or potentially Eligible Employee;

	28.1.2	unless expressly so provided in his contract of employment, an Eligible Employee or potentially Eligible Employee has no right to be made a Free Share Award;

28.1.3

the benefit to an Eligible Employee or potentially Eligible Employees of participation in the Plan (including, in particular but not by way of limitation, any Free Share Awards held by him) shall not form any part of his remuneration or count as his remuneration for any purpose and shall not be pensionable; and

	28.1.4	if an Eligible Employee or potentially Eligible Employee ceases to have a Relevant Employment, he shall not be entitled to compensation for the loss of any right or benefit or prospective right or benefit under the Plan (including, in particular but not by way of limitation, any Free Share Awards held by him which lapse by reason of his ceasing to be employed within the Group) whether by way of damages for unfair dismissal, wrongful dismissal, breach of contract or otherwise.

28.2

By accepting the invitation to participate in the Plan by means of returning the Purchased Share agreement timely and correctly to the Company, a Participant is deemed to have agreed to the provisions of this rule 28.

29	ADMINISTRATION OF PLAN

29.1	Responsibility for administration

The Plan Administrator shall be responsible for, and shall have the conduct of, the administration of the Plan. The Plan Administrator may from time to time make or amend regulations for the administration of the Plan provided that such regulations shall not be inconsistent with the rules of the Plan.

29.2	Plan Administrator’s decision final and binding

The decision of the Plan Administrator shall be final and binding in all matters relating to the administration of the Plan.

29.3	Plan Administrator to consult with Committee

The Plan Administrator shall consult with, and take account of the wishes of, the Committee before making any determination or exercising any power or discretion under the Plan.

29.4	Provision of information

The Plan Administrator and a Participant shall provide to the Company or its Employer Company, as appropriate, as soon as reasonably practicable such information as the Company or Employer Company reasonably requests for the purpose of complying with its reporting obligations to any revenue or authority.

29.5	Shareholder communications

The Company may, but is not obliged to, send to Participants copies of any notice or other document sent by the Company to its shareholders generally.

29.6	Variation of Plan for foreign territories

.	The Committee may make such modifications to the Plan as are necessary or expedient to take account of local tax, exchange control or securities laws in any one or more foreign territories.

30	INTERPRETATION OF PLAN

The decision of the Committee shall be final and binding in relation to any dispute concerning, or any inconsistency or ambiguity in, the rules of the Plan or any document used in connection with the Plan.

31	AMENDMENT OF PLAN

31.1	Power to amend Plan

The Company, subject to a resolution of the Committee may from time to time amend the rules of the Plan subject to the provisions of rule 31.2.

31.2	Rights of existing Participants

An amendment may not unreasonably adversely affect the rights of an existing Participant except where the amendment has been approved by those existing Participants who would be adversely affected by the amendment.

31.3	Notification of Participants

The Committee shall, as soon as reasonably practicable, notify each Participant of any amendment to the rules of the Plan under this rule 31 and explain how it affects his position under the Plan.

32	TERMINATION OF PLAN

32.1	Company may terminate Plan

The Plan shall terminate on the tenth anniversary of the Adoption Date or at any earlier time by the Company, subject to the passing of a resolution by the Supervisory Board and if the Supervisory Board do so, the Company must issue a plan termination notice copies of which shall be given without delay to:

	32.1.1	the Plan Administrator; and

	32.1.2	each Participant.

32.2	Consequences of termination of Plan

If the Company issues a plan termination notice in accordance with Rule 32.1:

	32.2.1	no further Awards may be made under the Plan;

	33.2.2	the Plan Administrator shall remove any Plan Shares from the Plan; and

	32.2.3	any Purchased Share Money (held on behalf of a Participant) must be paid to him as soon as practicable thereafter, subject to rule 25, if applicable.

33	NOTICES

33.1	Notice by Committee

33.1.1

Save as provided for by mandatory local law applicable to a Participant and subject to rule 33.5 any notice, document or other communication given by, or on behalf of, the Company, an Employer Company, the Committee or the Plan Administrator to any person in connection with the Plan shall be delivered by hand or sent by email or fax to him at his place of work, if he is employed within the Group if sent by e-mail to such e-mail address as may be specified from time to time, or sent through the post in a pre-paid envelope to the postal address last known to the Company, the Employer Company, the Committee or Plan Administrator as the case may be, to be his address and, if so sent, shall be deemed to have been duly given on the date of posting.

33.2	Deceased Participants

Save as provided for by law and subject to rule 33.5 any notice, document or other communication so sent to a Participant shall be duly given notwithstanding that such Participant is then deceased (and whether or not the Committee has notice of his death) except where his personal representatives have established their title, where applicable, to the satisfaction of the Committee and supplied to the Committee an e-mail or postal address to which notices, documents and other communications are to be sent.

33.3	Notice to Company or Committee

Save as provided for by law and subject to rule 33.5 any notice, document or other communication given to the Company, an Employer Company, the Committee or Plan Administrator in connection with the Plan shall be delivered by hand or sent by email, fax or post to the company secretary at the Company’s registered office or such other e-mail or postal address as may from time to time be notified to Participants and shall be deemed to have been duly given on the date of receipt but shall not in any event be duly given unless it is actually received at the registered office or such e-mail or postal address.

33.4	Plan Administrator to distribute Company documentation

If the Plan Administrator receives any annual or interim report, notice of meeting, circular, letter of offer or other documentation (excepting a dividend warrant) relating to any Plan Shares, the Plan Administrator may, as soon as reasonably practicable, send, or procure the sending of, a copy of such document to each Participant on behalf of whom such Plan Shares are held.

33.5	Exclusion of electronic communications in certain circumstances

For the avoidance of doubt, any notice, document or other communication given by or on behalf of the Company, an Employer Company, the Committee, or the Plan Administrator to an individual may not be sent by electronic communication if such notice, document, or other communication requires a Contribution to be made, including, but not limited to, a Contribution made pursuant to the Purchased Share Agreement or the provisions of the rules.

34	PROTECTION OF PLAN ADMINISTRATOR

Any sale by the Plan Administrator of shares, securities or rights which is effected through a member of the Paris Stock Exchange acting in the ordinary course of his business shall be presumed to have been made for the best consideration that could reasonably be obtained at the time of the sale.

35	GOVERNING LAW AND JURISDICTION

35.1	Plan governed by Dutch law

The Plan, including its formation, existence, construction, performance, validity and all aspects whatsoever of the Plan, any term of the Plan and any award made under it, shall be governed by Dutch law, except where mandatory local law shall apply.

35.2	Dutch courts to have jurisdiction

The Court in Amsterdam shall have jurisdiction to settle any dispute which may arise out of, or in connection with, the Plan, subject to appeal (hoger beroep) and final appeal (cassatie). This clause is without prejudice to any mandatory forum clauses under applicable law.

35.3	Jurisdiction agreement for benefit of Company

The jurisdiction agreement contained in this rule 35 is made for the benefit of the Company only, which accordingly retains the right to bring proceedings in any other court of competent jurisdiction.